RENEWAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED AUGUST 31, 2006

November 29, 2006

Corporate Head Office - 124 Merton Street, Suite 407, Toronto, ON M4S 2Z2 Tel: (416) 487-0377 Fax: (416) 487-6141

Toronto Home Entertainment Office - 88 Wingold Avenue, Toronto, ON M6B 1P5 Tel: (416) 783-8383 Fax (416) 783-8384

Vancouver Office - 1710 Columbia Street, 2nd Floor, Vancouver, BC V5Y 3C6 Tel: (604) 688-3937 Fax: (604) 688-3977

Los Angeles Office - 228 Main Street, Suite 14, Venice, CA 90291 Tel: (310) 450-1711 Fax: (310) 581-8040

London Sales Office - 5-11 Mortimer Street, 3rd Floor, London W1T 3JB UK Tel: +44 (0)20 7299 3727 Fax: +44 (0)20 7299 3728

PEACE ARCH ENTERTAINMENT GROUP INC.

RENEWAL ANNUAL INFORMATION FORM

(NI 51-102F2)

DOCUMENTS INCORPORATED BY REFERENCE

a)

Peace Arch Entertainment Group Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) and the audited consolidated balance sheets as at August 31, 2006 and August 31, 2005 and the audited statements of earnings and retained earnings and cash flow for the years ended August 31, 2006, 2005 and 2004 (the “Financial Statements”); and

b)

Information Circular dated December 30, 2005 (the “Information Circular”) prepared in connection with the solicitation of proxies for the Annual and Special Meeting of shareholders of Peace Arch Entertainment Group Inc. held on February 8, 2006;

The above referenced documents have been previously SEDAR filed and may be accessed at www.sedar.com.

The MD&A and the Financial Statements, in their entirety, are incorporated by reference in, and form part of, this Annual Information Form.  Specific portions of the Information Circular are incorporated by express reference in, and form part of, this Annual Information Form.  Those portions of the Information Circular not so incorporated by express reference do not form part of this Annual Information Form.

All financial references are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Securities law encourages companies to disclose forward looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions. This discussion may contain forward looking statements and are based on our current expectations, estimates and assumptions which are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

ITEM 2.

CORPORATE STRUCTURE

Peace Arch Entertainment Group Inc. (“PAE”, the “Company”, “we” or “our”) was incorporated as Vidatron Enterprises Ltd. on October 22, 1986 under the Company Act (British Columbia). On September 1, 2004, the Company was continued under the Business Corporations Act (Ontario) (“OBCA”).

By special resolution dated August 24, 2005, the Company was authorized by the shareholders to amend the articles of the Company, the text of which special resolution is attached as Appendix A to the Information Circular filed with SEDAR on July 27, 2005.

By special resolution dated August 24, 2005, the Company was authorized by the shareholders to reduce the Company’s stated capital account for the Common Shares by the amount of up to $29,706,623, or such lesser amount as may be determined by the directors, the text of which special resolution is attached as Appendix B to the Information Circular filed with SEDAR on July 27, 2005.

The Company’s head and registered office is located at Suite 407, 124 Merton Street, Toronto, Ontario M4S 2Z2.

The Company’s operates through five locations, two in Toronto and one each in Vancouver, Los Angeles and London, England. The entities through which these businesses operate are as follows:

•

Peace Arch Entertainment Group Inc., (“PAE”), corporate and head office, based in Toronto, which focuses on the management of Motion Picture production activities, providing production administrative and financial structuring services to producers, licensing television rights in the Canadian market and the administration and collection of Canadian and international film tax incentives.

•

Peace Arch LA, Inc. (“PALA”), based in Los Angeles, focuses on the packaging, financing and production of feature films and the licensing of those films in the United States.

•

Peace Arch Films Ltd. (“PAF”), based in London, focuses on the international distribution of feature films produced or financed by the Company as well as acquired third party productions.

•

The Eyes Project Development Corp. (“TEPD”), based in Vancouver, develops and produces television series and documentary programming directed primarily to North American audiences that are reformatted to also serve the international marketplace.  TEPD’s television programs are currently distributed by a third party international (ex. North America) subdistributor.

•

Peace Arch Television Ltd. (“PATV”), based in Toronto, is involved in television production and program distribution.  PATV distributes the Company’s proprietary programming and also secures rights from third-party suppliers and sells those rights to broadcasters, cable and satellite television companies domestically and abroad.

•

Peace Arch Home Entertainment Inc. (formerly kaBOOM! Entertainment Inc.) (“kaBOOM”) based in Toronto, is a distributor of DVDs and related home entertainment products.

The following is a list as at August 31, 2006 of the principal subsidiaries of the Company, the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company.

Subsidiary	Jurisdiction	Percentage of Voting Securities Held/Controlled

Peace Arch Films Ltd.	England and Wales, U.K.	100%
Peace Arch Motion Pictures Inc.	Ontario, Canada	100%
Peace Arch Home Entertainment Inc. (formerly kaBOOM! Entertainment Inc.)	Ontario, Canada	100%
Peace Arch Project Development Corp.	Vancouver, British Columbia	100%
GFT Shepherd Films Inc.	Ontario, Canada	100%
GFT Our Fathers Films Inc.	Ontario, Canada	100%
PA Delirious Films Inc.	Los Angeles, California	100%
Makeover Wish Productions	British Columbia, Canada	100%
SUN/GFT Flies Films Inc.	Saskatchewan, Canada	50% (1)
Redwood/GFT Keeper Films Inc.	British Columbia, Canada	49%(2)
The Eyes Project Development Corp.	British Columbia, Canada	49%(3)

(1)

The Company owns 50% of the Common Shares of SUN/GFT Flies Films Inc., and exercises voting control over the remaining 50% of the Common Shares.

(2)

The Company owns 49% of the Commons Shares of Redwood/GFT Keeper Films Inc., and exercises voting control over the remaining 51% of the Common Shares.

(3)

The Company owns 49% of the Common Shares and 99% of the Preferred Shares of The Eyes Project Development Corp., and exercises voting control over the remaining 51% of the Common Shares.

ITEM 3.

GENERAL DEVELOPMENT OF THE BUSINESS

Peace Arch Entertainment Group Inc. is an integrated media company that finances, produces, acquires and distributes high quality film and television programming for worldwide markets.  Prior to 2003, the Company owned 200+ hours of filmed entertainment, primarily episodic television series and made-for-television movies.  See “Item 4. Description of the Business” below.  Since 2003, Peace Arch has added dozens of feature films, television episodes, documentaries, and made-for-television movies to that library.

Three Year History

Historically, we derived the bulk of our revenues from production service arrangements with third parties whereby we were retained to produce a video program, film or television programming for a fee.

In January 2003, we acquired a portfolio of assets that included an interest in five feature films of Toronto based Greenlight Film and Television Inc. and began to diversify our business into the financing, production and distribution of proprietary feature films and television programming. In January 2006, we expanded into the home entertainment distribution business by acquiring kaBOOM! Entertainment Inc., which markets and licenses videos, DVD’s and ancillary merchandise.

Our principal motivation for expanding into these businesses was that we believed they offer us greater potential for growth and the ability to create and expand our library of programming, thereby

generating long-term value.   We now manage our business in three operating segments: Motion Picture, Television and Home Entertainment.

Motion Picture

The Company produces or acquires a large number of lower budget feature films intended for DVD or television premieres and a smaller number of medium budget films intended for worldwide theatrical release. The Motion Picture segment derives its revenues by licensing distribution rights to these productions to sub-distributors in various territories and media throughout the world.

During fiscal 2006 the Company delivered 10 feature films and had 9 other features in production at year-end. The films delivered during fiscal 2006 were: The Veteran, Heartstoppers, Warriors of Terra, 5ive Girls, The Last Sect, UKM: Ultimate Killing Machine, Troubled Waters, Living Death, Dead Mary and Delirious. The films acquired or in production at the end of fiscal 2006 were: Chapter 27, Watching the Detectives, Guantanamero, In Tranzit, The Mad, Bottom Feeder, Harm’s Way, Stillborn and Never Forget.

Television

The Company’s Television segment derives revenues by licensing television films, documentaries and other programming produced or acquired by the Company to broadcasters, cable and satellite television providers and home entertainment distributors domestically and abroad. In fiscal 2006, the Company expanded its television division beyond its traditional lifestyle and documentary niche to include made-for-television movies and mini-series. During fiscal 2006 the Company delivered 10 episodes of lifestyle programming, 2 documentaries and 1 made-for-television movie.  At year-end, the Company had 1 mini-series, 2 television series and 3 made-for-television movies in production.  The television episodes delivered were for the series Love it or Lose It! (Series II), Makeover Wish, and Uber Guide, the documentaries were Fantasy Lands Asia, and Fantasy Lands 2006, and the made-for-television movie delivered during the year was The Stranger Game.  The movies for television acquired or in production at fiscal year end were Luna: The Way Home, Passions Web and Nightmare.  The mini-series in production is The Tudors.  The two television series in production are Air Dogs and Last 10 Pounds.

In the third quarter of 2006, the Company entered into a binding letter of agreement, as amended on October 27, 2006, to acquire all of the outstanding shares of Castle Hill Productions Inc. and Dream LLC, which hold the rights to a library or approximately 500 films with a stated purchase price of US$9.0 million. The closing of that acquisition is expected to occur by December 15, 2006.

Home Entertainment

During fiscal 2006 the Company acquired 100% of kaBOOM! Entertainment Inc. (“kaBOOM!”), one of Canada’s leading independent home entertainment studios. kaBOOM! Entertainment Inc. was renamed Peace Arch Home Entertainment Inc. and continues to conduct business under the kaBOOM! label for its children’s products and under the Peace Arch Entertainment for all others products.  This strategic acquisition emphasizes the Company’s focus on building its distribution business.

The Company’s Home Entertainment segment derives its revenues from the distribution of DVDs and ancillary merchandise to retailers in Canada. It provides a full range of services relating to the licensing, marketing sales and distribution of its products. It distributes sell-through and rental films across a wide variety of genres, such as children’s and family, special interest and live action feature films.

In collaboration with its content partner Nelvana, during fiscal 2006 the Home Entertainment segment developed two unique branded product lines – “Treehouse Presents, ” and “Teletoon Presents” .  Peace Arch Home Entertainment has strong relationships with content providers such as Lions gate (Maple Pictures), THINKFilm, Sesame Workshop, DIC Entertainment, Sony BMG, EMI Music, and more.

Geographic Diversity of Revenue Streams

Over the past three years, an average of approximately 36% of Peace Arch’s revenue was generated outside of North America. We expect that recent additions to Peace Arch’s sales force will generate revenue growth in all geographical markets.  The revenues generated in Europe and other markets increased in 2006 due to having a larger supply of programming available to European buyers than in fiscal 2005.  The increase in Canadian revenues in fiscal 2006 was due primarily to the addition of seven months of revenues from the newly acquired Home Entertainment business segment of the Company.

This table shows the breakdown of our total revenues during our past two fiscal years by geographical market:

	Year Ended August 31,
	2006	2005
	(Canadian dollars in millions)

Revenues by Geographic Market
Canada	11.8	3.9
U.S.	3.4	4.9
Europe and other markets	6.0	1.9

International Distribution Capability

Early in 2003, PAE established an international marketing and sales division in London, England, through which the Company now manages licensing of the Company’s motion pictures. PAE also markets and distributes titles directly to existing pay and free television, home video and other markets. Peace Arch’s international distribution capability enables it to enhance revenue and margins through:

(i)

controlling the exploitation of its own and third party programming in order to optimize the revenue potential of productions and it’s library; and

(ii)

improving its understanding of the market and thereby enhancing its ability to package commercially successful productions.

Strategically, the Company has been growing its in-house sales division, since the trend expected from this strategy is increased international sales. The costs of such a strategy are direct costs of maintaining a sales operation and the costs of marketing and distributing the films PAE sells. The Company believes that representing its own product assures meaningful control over the exploitation of acquired or produced.

Growing Branded Merchandising Business

The strength of the Company’s brand, their television ratings and film awards success will allow PAE to continue to establish relationships with key licensees (Showtime, Motion Picture Distribution LP, Genius Products, Inc., Sony and CBC) and leading retailers worldwide to promote PAE rights assets.

Strong Relationships with Licensors

Peace Arch believes that relationships with domestic and international broadcasters, distributors, financing sources and creative talent are important to the successful expansion of the proprietary motion picture and television business. The Company has produced programming in association with a variety of U.S. and international broadcasters and distributors including, Buena Vista Television, Genius Products, Inc., Lions Gate Entertainment, NuImage, Showtime Networks and Sony. Peace Arch has long-standing relationships with the Canadian broadcast community, including Motion Picture Distribution LP, CTV, CBC, Knowledge Network and The Family Channel. Motion Picture Distribution LP has acquired distribution rights to many Peace Arch feature films for all media in Canada, the United Kingdom, and Spain.

Track Record of Success

Peace Arch has a track record of delivering critically acclaimed productions to both film and television distributors. In 2006, the Company’s film Delirious was awarded three prizes in the elite competition section of the 54th San Sebastian International Film Festival. In 2005, the Company’s television motion picture, Our Fathers, was nominated for two Emmy awards, and the Directors Guild of Canada nominated the Company’s feature, The Good Shepherd, for two awards. In addition, the Company won six Leo Awards for programming excellence for its projects Love it or Lose it! and Prisoners of Age. The success of these projects enhances the demand for Peace Arch’s existing and future productions and increases the Company’s visibility, enhancing the long-term marketability and value of its library of film and television programming both domestically and internationally.

Significant Acquisitions and Dispositions

Sale and reacquisition of Peace Arch Project Development Corp. (“PAPDC”)

The Company’s wholly owned subsidiary PAPDC is owner of substantially all of the pre-existing assets, which consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the Company in its subsidiaries existing on the date of the reorganization in January 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the Company, including the Company’s indebtedness to Fremantle and Comerica (together known as the “Lenders). However, the Company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the Company to each of them.

The Company voluntarily issued common shares, in escrow, to PAPDC to settle the Lenders’ obligations. There remain 343,689 common shares held in escrow following the issuance of shares to the Lenders in settlement of their obligations.

Subsequent to the reorganization, the Company sold all of its shares in PAPDC. As described in note 3 of the financial statements, the Company determined that PAPDC was a VIE under the rules governing AcG-15.

On May 26, 2005, the Company re-acquired the 100% of the PAPDC shares for a nominal amount, which had no effect on the carrying amount of any assets or liabilities.

Pursuant to the original arrangements with PAPDC, the Company was obligated to carry out management services for PAPDC. This obligation continued until June 25, 2004. During the year ended August 31, 2006, the Company recovered costs against the payable to Fremantle of $nil.

Acquisition of kaBOOM! Entertainment Inc.

On January 23, 2006, the Company acquired 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc. (kaBOOM), a home entertainment studio in Canada that distributes videocassettes, DVDs and ancillary merchandise to retailers and mass merchandisers in Canada.  The cost of the purchase was $6,983,000 consisting of 1,033,058 common shares of the Company valued at $500,000, 50,000 options of the Company valued at $17,000, cash consideration of $3,000,000 paid at the time of closing, future cash consideration of $3,202,000 and direct costs of the acquisition of $264,000.  The fair value of the common shares issued of $0.48 per share was determined based on the date the transaction was announced and agreement was reached.  The options, which are fully vested, entitle the holder to acquire shares of the Company at an exercise price of $0.41.

The purchase agreement also provided for payment of a maximum additional consideration of $1,000,000 based on kaBOOM’s achieving certain results of operations for the twelve months ending April 30, 2006. kaBOOM’s results of operations for the twelve months ended April 30, 2006 gave rise to the full amount of the contingent consideration becoming payable.  The additional consideration has been included as a cost of the purchase.  The future cash consideration of $4,202,000 was settled from the proceeds of the private placement, as more fully described in note 18(a) of the consolidated financial statements for the year ended August 31, 2006.

Commitment to Acquire Dream LLC & Castle Hill Productions Inc.

On April 13, 2006, the Company entered into a binding letter of agreement, as amended on October 27, 2006, to acquire all of the outstanding shares of Castle Hill Productions Inc. and Dream LLC, which together own a library of more than 500 classic and contemporary films with a purchase price of US$9,000,000.   The closing of the acquisition has been extended to November 30, 2006 with an outside date of December 15, 2006.

ITEM 4.

DESCRIPTION OF THE BUSINESS

Peace Arch Entertainment Group Inc., “Peace Arch” or the “Company”, is an integrated media company that finances, produces, acquires and distributes high quality film and television programming for worldwide markets.

The Company earns revenues primarily from two sources:  the distribution of newly acquired product and productions, and the distribution of its library. Once a production is completed and delivered, the program is then included in the Company’s library of film and television programs along with acquired programming.  Through its internal sales operations, the Company licenses that programming to theatrical distributors, television broadcasters, cable companies, satellite services and home entertainment distributors around the world.

The Company has a track record of delivering critically acclaimed productions to both film and television distributors. In 2006, the Company’s film Delirious was awarded three prizes in the elite competition section of the 54th San Sebastian International Film Festival. In 2005, the Company’s television motion picture, Our Fathers, was nominated for two Emmy awards, and the Directors Guild of Canada nominated the Company’s feature, The Good Shepherd, for two awards. In addition, the Company won six Leo Awards for programming excellence for its projects Love it or Lose it! and Prisoners of Age. The success of these projects enhances the demand for Peace Arch’s existing and future productions and increases the Company’s visibility, enhancing the long-term marketability and value of its library of film and television programming both domestically and internationally.

The Company operates in five locations, two in Toronto and one each in Vancouver, Los Angeles and London, England. Peace Arch manages its business in three operating segments: Motion Picture, Television, and Home Entertainment.

Existing Library

Since 2003, Peace Arch has built a library of 28 feature films, 60+ television episodes and 6 documentaries. Prior to 2003, the company had an additional 200+ hours of filmed entertainment.

Highlights of our film and television library

At the end of fiscal 2006 we had certain rights to 9 feature films in production and had delivered 10 feature films for which we own certain rights.  The feature films delivered in fiscal 2006 are listed below:

1.

“The Veteran”, a dramatic thriller starring starring Ally Sheedy, Michael Ironside and Bobby Hosea, directed by Sidney J. Furie and produced by Curtis J. Petersen.

2.

“Heartstopper”, a horror film starring, Robert Englund, Meredith Henderson, and James Binkley, directed by Bob Keen.

3.

“Warriors of Terra”, a horror-sci fi film, starring Edward Furlong, Ellen Fury, Andrea Lui and Andrew Gillies, directed by Robert Wilson.

4.

“5ive Girls”, starring Ron Perlman is about five wayward teens sent to an all-girls reform school where they discover their own supernatural powers and battle an ancient demon.

5.

“The Last Sect”, starring David Carradine as a descendant of the legendary vampire hunter Van Helsing, is about a group of seductive female vampires who use an internet dating service to recruit their victims.

6.

“UKM: Ultimate Killing Machine”, a horror, starring Michael Madsen.

7.

“Troubled Waters”, a thriller, starring Jennifer Beals.

8.

“Living Death”, a horror-thriller starring Kristy Swanson.

9.

“Dead Mary”, a horror staring Dominique Swain.

10.

“Delirious”, a romantic comedy starring Steve Buscemi, Michael Pitt, Alison Lohman and Gina Gershon.

At the end of fiscal 2006 we were awaiting delivery of 9 feature films as listed below:

1.

“Chapter 27”, starring Jared Leto and Lindsay Lohan in a drama exploring the 1980 murder of John Lennon.

2.

 “The Mad”, a horror-thriller starring Billy Zane.  A father and teenage daughter’s trip through the countryside turns gruesome and deadly as they are trapped by truckers who suddenly become flesh hungry zombies.

3.

“Bottom Feeder”, a horror staring Tom Sizemore.  An experimental tissue-regenerating serum is tested on its creator who is locked away in a tunnel system only to keep alive by ingesting sewer rats.

4.

“The Stillborn”, stars Lukas Haas in a thriller about a father who lost his first child and now has terrifying nightmares that his second will share the same fate.  “The Stillborn” was directed by Tim Brown from a script by Paul Nelson, and was also produced by Robert Wilson, Harvey Glaser and Patrick Cameron

5.

“Harm’s Way”, stars Academy Award® and Golden Globe nominee Kathleen Quinlan as a mother who flees the city with her daughter to a remote shelter for abused women, only to find herself far worse off than she was before. The film was directed by Melanie Orr from a script by William Bell, and was produced by Robert Wilson, Harvey Glaser and Patrick Cameron.

6.

“Never Forget”, a horror about a man losing his memory and finding himself accused of a murder and his life now being in danger, directed by Leo Scherman.

7.

“In Tranzit”, a drama starring John Malkovich, Thomas Kretchmann and Vera Farmiga set in a World War II Soviet prison camp. It was produced by Michael Dounaev for Thema Production, and filmed in St. Petersburg, Russia.

8.

“Guantanamero”, a drama starring Rupert Evans, Directed by Vicente Penarrocha.  A chilling yet sensitive insight into the mind of a captive at Guantanamo Bay Prison, as he struggles to separate fantasy from reality.

9.

“Watching the Detectives”, a romantic comedy, starring Cillian Murphy and Lucy Liu, directed by Paul Soter.  Shot in New York City in partnership with New York-based Plum Pictures, Peace Arch Entertainment co-financed the film and is serving as worldwide distributor.

INDUSTRY OVERVIEW

Competition

Feature film production and distribution is a highly competitive business. The most important competitive factors include popular appeal, artistic excellence and cost effectiveness. The Company competes in North America and in international markets with the major motion picture studios, as well as with numerous other motion picture companies for the acquisition of literary properties, the services of performing artists, directors, producers and other creative and technical personnel and production financing.

Production

Phase I – Development

Development commences with an idea and ends with a screenplay and budget that someone is willing to finance. During the development phase, the producer will acquire the rights to a novel, newspaper article, life story, short or other form of story or an original screenplay. Once such rights are optioned, the story is further developed with the creator or a hired writer. The writing and revision of the screenplay is financed by the producer.

Parallel with this process, is the preparation of a budget and production schedule. By the completion of this phase, the estimated production costs have been itemized in the form of a production budget, and the total of some or all of such costs matched by committed financing. With that completed, a decision is made whether or not to “greenlight” (i.e., approve) the picture for production. (Often producers are required to make this determination without input from qualified sales and marketing personnel, who are typically disinclined to comment on values during the development phase of a project.)

Phase II – Pre Production/Financing Phase

The pre-production phase is where the bulk of the production crew is hired and allowed to prepare for execution of each of their tasks. Details are locked down on all aspects of production. The producer will hire creative and production personnel to the extent not previously committed, ramping up from the “top down”, will obtain all requisite insurance and completion bonds, plan shooting schedules, establish locations, secure studio facilities or stages, finalize the budget and prepare for the start of actual filming.

Also, during this phase, co-financing agreements will be finalized with co-producers, financiers or distributors who have agreed to share the costs of production and in turn receive the benefit of some portion of the picture’s revenue.

After a producer has secured for a production the principal license fees from major distribution territories and has in hand the tax credits and other incentives that are available, any gap in the production budget will typically be financed by license fees from unsold territories or by a co-producer or a third party.

Phase III – Principal Photography Phase

Principal photography for feature films is commenced and completed usually in a period of three to five months depending on such factors as location, weather, budget, special effects and unique requirements of the screenplay. Television movies are typically completed in 4-6 weeks; feature films for theatrical release are measured in months. The production phase is highly regimented. It involves scheduling/choreographing an entire cast and crew. The majority of costs are incurred during this period.

Phase IV – Post Production Phase

During post-production, the picture is edited and music, dialogue and special visual or audio effects are added. The voice, music, effects and photography are synchronized. The distributor will use the resulting film negative to create prints for release to theatres. Concurrent with the post-production phase, the distributor puts the finishing touches on the marketing campaigns and advertising budgets it has previously prepared in preparation for the theatrical release of the picture.

Distribution

Domestic and International Markets

The distribution of a motion picture involves the licensing of the picture for distribution or exploitation in various markets, both domestically (the U.S. and Canada are usually referenced together as the “domestic market”) and internationally, pursuant to a release pattern. Revenue for films is generated by distributing or exploiting the film in various markets pursuant to customary release patterns, or “windows”. These windows include (in the following order) domestic and international theatrical exhibition, non-theatrical venues (which include airlines, military installations, hospitals and hotels), home video, television (including pay-per-view, pay, specialty, network, syndication and cable) and concurrent with the later windows other ancillary sources such as consumer products, themed entertainment, publishing, new media and music soundtrack sales. The domestic and international markets generally follow the same release pattern, with the release date in the international market concurrent with the domestic theatrical release or up to nine months thereafter. A motion picture typically is distributed by a major studio or by one or more distributors that acquire rights from a studio or other producer in one or more markets or media or a combination of the foregoing.

While the timing of revenue received from these sources varies for each film, the majority of the revenue generated by a film is received within the first five years of a film’s life, and the majority of such revenue is received within the first 18 months of a film’s initial distribution cycle.

Distribution Vehicles

Theatrical Exhibition

Gross box office receipts are shared between the distributor and theater owners. The distributor's share of box office receipts is referred to as “theatrical rentals”. Box office splits are determined on a film-by-film basis with each exhibitor and are often negotiated based upon box office performance of the distributor’s or producers prior releases. The share of box office receipts retained by the exhibitors generally includes a fixed amount per week (to help cover the theater's operating costs) plus a percentage of receipts that escalates during the picture's run in the theater. Although these shares vary widely, on average, the split between exhibitor and distributor is 60/40 over the length of the film’s theatrical run. The principal expenses related to domestic theatrical release are prints and advertising, or P&A Expenses. Print costs are incurred for duplicating the negative into prints that will be sent to theatres for actual exhibition. The processing and distribution of prints domestically depends on the number of screens on which it is initially exhibited. A certain amount of advertising costs are incurred during the two months preceding the domestic theatrical release of a new film, with the majority of advertising costs incurred in the days and weeks just prior to or upon release of the film. Advertising costs include the production and placement costs of print advertisements in magazines and trade publications, television and radio spots, billboards, and the production costs of 15-second to two-minute trailers, as well as various publicity and promotional campaigns. Advertising costs to “open” a movie (i.e. expenditures incurred to drive awareness of a new film release) are significant and, for a widely released film, may be more than half of the total print and advertising budget. Although theatrical rentals alone may not justify such expenditures, creating brand identity and awareness for a particular motion picture fosters sales in subsequent release windows, particularly home video.

Non-theatrical Rights

Late in the domestic theatrical run a distributor will license the motion picture for non-theatrical exhibition to distributors who make the picture available to airlines, ships, military installations, prisons, hotels and other governmental institutions.

Home Video/DVD

DVDs of motion pictures are generally sold to local wholesalers and retailers or taken on consignment and are generally rented by consumers for fees. Most titles, including certain made-for-video programs, are priced significantly lower to encourage direct purchase by consumers. Direct sale to consumers is referred to as the “sell through market”. The arrangements for international home video are similar to the domestic home video market except that there are some additional costs incurred with distribution (repackaging in a foreign language, Internet Piracy (“IP”) protection), dubbing (in a foreign language) and reformatting (to international standards). An international home video release generally occurs six months after international theatrical release in any given territory.

Pay-Per-View

Pay-Per-View television allows cable television subscribers to purchase individual programs, including recently released motion pictures and live sporting, music or other events on a “per use” basis. The subscriber fees are typically divided among the program distributor, the pay-per-view operator and the cable system operator.

Pay and Specialty Television

Pay Television allows cable television subscribers to view channels such as Showtime, HBO (each, in the U.S.), The Movie Network (in Canada) and other pay television network programming offered by cable system operators for a monthly subscription fees. Pay television networks acquire a substantial portion of their programming from motion picture distributors.

Broadcast, Cable and Satellite Television

Broadcast television allows viewers to receive, without charge, programming broadcast over the air via affiliates of the major networks, independent television stations and cable networks, and satellite networks. In certain areas, viewers may receive the same programming via cable transmission for which subscribers pay a basic cable television fee. Broadcasters or cable system operators pay fees to distributors for the right to air programming a specified number of times.

Ancillary Markets

Revenues may also be derived from licensing rights to perform musical works and other sound recording embodied in a motion picture, and rights to manufacture all CD-ROM, video and other games, books, “making of” books about the film, dolls, clothing and similar commercial articles derived from characters or other elements of a motion picture or television program.

Blu-Ray/HD DVD Formats

Blu-Ray/HD DVD is expected to have a similar impact on the home entertainment business as DVD’s when they were released. Once a standard format has been decided upon consumers are predicted to replace their DVD collections with the higher quality hi-definition formats. The demand for the product will be further increased as many countries have mandates to convert all TV broadcasting stations to

HD formats increasing the likelihood that consumers will have HD ready TV sets. This represents a significant opportunity as distributors will be able to generate additional revenue from existing licenses.

Internet

The recent increase in availability of broadband communication has created another channel for distribution. Distribution companies are now pursuing the strategy of having content available on-line. Although pricing models are still being developed, this emerging trend has the potential to become a major source of additional profit since transportation costs are non-existent.

Strategies for Growth

The Company is committed to expanding the way it delivers content to viewers by building its distribution business and focusing on the strength of its brands.  Ownership of distribution rights in film and television programming provides a source of both current and future cash flows. Through growth and exploitation of a library of film and television distribution rights, the Company will realize the benefit of future revenue streams providing a source of long term cash flow and value to the Company.

With this strategic objective, the Company has begun to formalize key international distribution relationships which can reliably support the financing and exploitation of its products. While maintaining a conservative production financing strategy based on single-production, non-recourse bank loans supported in large part by presales of distribution rights and tax credits, the Company is also working to enhance its ability to support financing of projects through exclusive funding agreements with third party interim and equity financiers. Finally, the Company will focus on building and maintaining liquidity and capital resources to fund strategic acquisitions to support its growth.

Through its strong relationships with international and domestic partners, Peace Arch’s vision is to become a world leading independent distributor of feature film and television programming. In support of this, the Company is focused on the following:

•

Building an industry leading sales company though hiring and acquisition;

•

Producing a high volume of quality film and television projects;

•

Minimizing project financing risk;

•

Accelerating growth by acquiring existing content libraries and compatible distribution capabilities.

The Company reports its results of operations in three reportable segments, Motion Picture, Television, and Home Entertainment representing its principal business activities. The Motion Picture segment focuses its activities on the acquisition and worldwide exploitation of motion picture content. The Television segment focuses its activities on the acquisition, production and worldwide exploitation of television content.  The Home Entertainment segment focuses its activities on marketing and licensing videos, DVDs and ancillary merchandise to most of the major retail outlets in Canada.

This table shows the breakdown by revenues of the segments during our past two fiscal years:

	Year Ended August 31,
	2006	2005
	(Canadian dollars in millions)

Segmented Information
Motion Picture	9.4	9.2
Television	2.3	1.5
Home Entertainment	9.6	-
Revenues	21.3	10.7

Access Key Relationships.  We believe that our relationships with domestic and international broadcasters, distributors, financing sources and creative talent are important to the successful expansion of our proprietary motion picture and television business.

U.S. and International Broadcasters and Distributors.  We have produced our programming in association with a variety of U.S. and international broadcasters and distributors including Buena Vista Television, Genius Products, Inc., Lions Gate Entertainment, Showtime Networks, Sony and Motion Picture Distribution LP (“MPDLP”).  MPDLP has licensed rights to all of the Company’s current motion pictures in Canada.

Canadian Domestic Broadcasters.  We have a long-standing relationship with the Canadian broadcast community, including MPDLP, CTV, CBC, Life Network Inc., Knowledge Network and The Family Channel.

Manage financial risk while pursuing growth strategies. Our success depends on our ability to finance growth. Adequate financing provides the flexibility to make appropriate investments in the future. We will continue to manage the financial risk of film and television programming investment by ensuring that these new productions are fully financed from distribution minimum guarantees, pre-sales of certain distribution rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film program.

Canada's Role in the Television and Feature Film Industry

Canada's geographic proximity to the United States and shared North American values and interests have engendered close professional contacts between Canadian and U.S. studios, producers, distributors and film and television financiers.  Canada has a large pool of highly trained crews, technicians and production personnel.  Finally, with its wide-ranging topography stretching 3,400 miles from coast to coast, Canada is ideally suited for location shooting.  All of these factors have made Canada the premiere destination for internationally originated film and television productions.

Perhaps more importantly, the Canadian federal and provincial governments offer several substantial forms of direct subsidies designed to attract film and television production to Canada.  Canada is also a signatory to co-production treaties with more than 50 countries (including China, France, United Kingdom, Germany, Italy, Hungary, Israel, Mexico, New Zealand and Australia), many of whom provide similar, compatible direct film subsidies and the ability to access tax-driven production financing.  Consequently, a production that satisfies co-production treaty requirements using Canada as its hub may receive non-refundable, multi-national tax support equal to a substantial portion of its production cost and may also avail itself of significant interim financing not available to non-qualifying productions.  In addition, in certain territories qualifying co-productions may satisfy government regulations requiring minimum amounts of indigenous broadcasting content, which often results in higher license fees from distributors in the co-production territories and other treaty partners.

All of these factors have made experienced Canadian production companies highly-valued participants in the independent feature film and television production industry.

Regulatory Considerations

Our status as a producer of “Canadian” programming, operating in Ontario and other provinces, makes us eligible to receive Canadian tax and business incentives.

We will continue to qualify for these tax and business incentives if, among other things, Canadians beneficially own or control a majority of the voting rights of PAE.  If Canadians fail to beneficially own or control a majority of PAE’s voting rights, we could lose our eligibility for these tax and business incentives.  These tax and business incentive programs also may be amended or eliminated in the future.  The loss or elimination of these tax or business incentives might have a material adverse effect on the results of our operations and financial condition.

Canadian Content Requirements

Canadian conventional, specialty, pay and pay-per-view television services are required to devote a certain amount of their programming schedules, including prime time, to Canadian productions. Compliance with these requirements is enforced by the Canadian Radio-Television and Telecommunications Commission (''CRTC'') and failure to comply can result in fines or the loss of a license.  These requirements provide support to the market for Canadian programming, such as those we produce, as long as they qualify as Canadian programming for CRTC purposes.

Two government bodies decide what constitutes Canadian content.  The Canadian Audio-Visual Certification Office (“CAVCO”) reviews the Canadian content of productions to determine their eligibility for tax credits.  The CRTC, the regulator which licenses Canadian broadcasters, determines how much of a licensee’s schedule must be reserved for Canadian content.  It also reviews applications for Canadian content not eligible for tax credits at CAVCO and for productions that choose not to apply to CAVCO.

According to CAVCO and CRTC regulations, a program will qualify if it is produced by an individual Canadian producer with the involvement of individual Canadians in key creative functions, and where a substantial portion of the remuneration paid to individuals is for services provided by Canadians and processing and final preparation costs are for services provided in Canada.  A “Canadian production company” includes a Canadian company which carries on business in Canada with a Canadian business address, which is owned or controlled by Canadians and whose principal business is the production of film, videotape or live programming for distribution on television or in theatrical, industrial or educational markets.  We believe that we will continue to qualify as a “Canadian production company” for this purpose, as long as Canadian citizens or permanent residents of Canada beneficially own more than 50% of the combined voting power of our outstanding shares or if we are controlled by Canadians.

International Co-Production

Canada is a party to co-production treaties with more than 50 countries throughout the world, excluding the U.S.  Canada's co-production treaties allow for the reduction of the risks of production by permitting the pooling of creative, technical and financial resources of Canadian producers with non-Canadian producers under prescribed conditions.  Canadian co-production treaty partners include some of the following: Australia, Bulgaria, China, France, Germany, Hong Kong, Hungary, Israel, Italy, Mexico, New Zealand, and United Kingdom.  A production that qualifies as a co-production for treaty purposes is considered to be a national product in each of the participating countries and, as such, is entitled to many local advantages in each country.  More specifically, the co-production usually satisfies criteria for national certification in regard to content broadcasting regulations, government subsidies and tax benefits.  The co-producers share the copyright in the production, while the domestic distribution rights are generally owned by the respective co-producers.  Sharing of foreign revenues is based on the respective contribution of each co-producer entitlement to different territories, and subject to negotiation between the co-producers and approval by the appropriate government authorities. None of the feature films delivered during the year was produced under a Co-production Treaty either with Canada or between other countries.

Employees

As of August 31, 2006, PAE had 53 full time employees.  As part of our production activities from time to time we employ the services of individuals who are engaged under collective bargaining agreements negotiated with various creative industry wide guilds and unions.

Facilities

The Company has premises comprising of approximately 5,129 square feet of space at the Toronto location.  The Company leases its administration premises at 124 Merton Street, Toronto, Ontario, M4S 2Z2.

The Company’s registered office is located in Toronto at 407-124 Merton Street, Toronto, Ontario  M4S 2Z2.

The other locations of PAE’s offices are as follows:

Toronto – 88 Wingold Avenue, Toronto, Ontario M6P 1P5

Vancouver – 1710 Columbia Street, 2nd Floor, Vancouver, British Columbia V5Y 4A1

London, UK – 5-11 Mortimer Street, 3rd Floor, London, UK W1T 3JB

Los Angeles, CA – Suite 14, 228 Main Street, Venice, CA  90291

Risk Factors

You should carefully consider the following discussion of risks and the other information included or incorporated by reference in this report in evaluating the Company and our business. The risks described below are not the only ones facing the Company. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations.

Going Concern   We cannot assure you we will be able to operate profitably, and if we cannot, we may not be able to meet our debt service, working capital requirements, capital expenditure plans, anticipated production slate or other cash needs. Our inability to meet those needs could have a material adverse effect on our business, results of operations and financial condition.

The Company continues to refocus its business model to the financing, packaging and distribution of small to medium budget feature films and lifestyle television programs.

Reliance on Capital Resources   Our business requires a substantial investment of capital.  Our ability to maintain and expand our, production and distribution of proprietary programming and to cover our general and administrative expenses depends upon our ability to obtain financing through equity financing, debt financing (including credit facilities) or the sale of some or all of our interests in certain projects or other assets.  If our access to existing credit facilities is not available, and if other funding does not become available to replace existing credit facilities should they not be available, there could be a material adverse effect on our business.

The potential for budget overruns and other production risks are difficult to predict.  Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond our control.  These factors may delay or prevent completion of a production.  If there are significant cost overruns, we may have to seek additional financing to complete the production.  Financing on terms acceptable to us may not be available. We may be unable to recover the additional costs, which could have a material adverse impact on operating results and liquidity.  Productions are bonded and, if necessary, calling upon the bonder to complete can mitigate any significant cost overrun or risk of completion.

We may not be able to obtain additional funding to meet our requirements.   Our ability to grow, maintain and expand our development, production and distribution of motion pictures and television programs and to fund our operating expenses depends upon our ability to obtain funds through equity financing and debt financing (including credit facilities).  If we do not have access to such financing arrangements, and if other funding does not become available on terms acceptable to us, there could be a material adverse effect on our business, results of operations and financial condition.

Seasonality Our revenues and results of operations are subject to variations that are difficult to predict.  Results of operations for any period depend on a number of factors such as on the number of film and television programs that are delivered, the price at which the Company is able to sell them and whether the cost of productions are within budget.  Consequently, results may vary from period to period, and the results of any one period may not indicate results for future periods. In particular, results of operations in any period depend to a large extent upon our production and delivery schedule for television programs and motion pictures.  As a result of the production cycle, our revenues are not recognized evenly throughout any given year.  Cash flows may also fluctuate and will not directly correspond with revenue recognition.

Reliance on Key Customers  In the year ended August 31, 2006, one customer represented approximately 25% (2005-30%) of revenues, a second customer represented approximately 9% (2005-28%) and a third customer represented approximately 5% (2005-9%) and two customers approximately 8% (2005-nil %) of total revenues.  We expect that a significant amount of our revenues will continue to be derived from a relatively small number of customers.  The loss of any of these customers could have a material adverse impact on our results of operations and financial condition.

Risks Associated with the Production of Film and Television Programs Accounting practices used in our industry may accentuate fluctuations in operating results.  Investments in film & television programming are amortized against revenues in the ratio that current revenues bear to management’s estimate of ultimate revenues for each program pursuant to the Statement of Position (“SOP-002”) issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants.  As a result of our policy, we expect to amortize 100% of the costs over a three-year period.  Management periodically reviews its estimates and adjusts the amortization of our programming accordingly.  In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

Interest Rate Fluctuations Our results of operations are subject to interest rate fluctuations.  The Company borrows funds from banks and other financial institutions to finance the production costs of its film and television programming that is generally incurred in advance of contracted receipts and

revenues from these programs.  These loans usually bear interest at rates that change as market interest rates fluctuate.   A rise in interest rates would cause an increase in costs to produce film and television programs and an adverse effect on our results of operations and financial condition.

Loss of Key Personnel   Our success depends to a significant degree upon the services of certain key personnel.  Because we are a relatively small company, these members of management are involved in many aspects of the production process and virtually all significant decisions are made or significantly influenced by these individuals. The loss of the services of any one or more of our key personnel could have a material adverse effect on our business. We have obtained and intend to maintain "key man" life insurance coverage with respect to these personnel, there is no assurance that the proceeds would be sufficient to compensate fully for the loss of the services of any of these individuals if they were to die. The loss of services of any of these employees could have a material adverse effect on our business, results of operations or financial condition.

Relationships with Unions  The film and television programming produced by us generally employ actors, writers and directors who are members of the Screen Actors Guild, Writers Guild of America and Directors Guild of America, respectively, pursuant to industry-wide collective bargaining agreements. The collective bargaining agreement with the Writers Guild of America was successfully renegotiated and became effective as of November 1, 2004 for a term of three years. The collective bargaining agreements with the Screen Actors Guild and Directors Guild of America were each successfully renegotiated and became effective as of July 1, 2005 for a term of three years. Many productions also employ members of a number of other unions, including, without limitation, the International Alliance of Theatrical and Stage Employees, the Teamsters and the Alliance of Canadian Cinema, Television and Radio Artists. A strike by one or more of the unions that provide personnel essential to the production of motion pictures or television programs could delay or halt our ongoing production activities. Such a halt or delay, depending on the length of time, could cause a delay or interruption in our release of new motion pictures and television programs, which could have a material adverse effect on our business, results of operations or financial condition.

Foreign Exchange Fluctuations  The Company receives a portion of its revenues from U.S. and international sources in U.S. dollars while it’s operating costs and production costs of film and television programming is primarily denominated in Canadian dollars.  Accordingly, results of operations can be affected by fluctuations in the U.S. dollar exchange rate.  The results of these fluctuations may be material.  To date, we have not entered into any material currency hedging instruments.  In addition, we have not maintained significant amounts of U.S. dollar balances in order to reduce the risk of exchange rate fluctuations.

During the year ended August 31, 2006, the Company derived approximately 47% of its revenues in U.S. funds, as compared to 83% for both the years ended August 31, 2005 and 2004. The Company estimates its obligations payable in U.S. funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received.

From time to time we may experience currency exposure on distribution and production revenues and expense from foreign countries, which could have a material adverse effect on our business, results of operations and financial condition.

Effective Internal Controls   If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting.  Failure to achieve and maintain an effective internal control system could have a material adverse effect on our ability to report our financial results timely and accurately, which would impact the ease of our access to the capital markets.

Managing Future Growth   We are subject to risks associated with possible acquisitions, business combinations, or joint ventures.  From time to time we engage in discussions and activities with respect to possible acquisitions, business combinations, or joint ventures intended to complement or expand our business.  We may not realize the anticipated benefit from any of the transactions we pursue.  Regardless of whether we consummate any such transaction as well as the integration of the acquired business could require us to incur significant costs and cause diversion of management’s time and resources.  Any such transaction could also result in impairment of goodwill and other intangibles, development write-offs and other related expenses.  Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Audience Acceptance   The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk. Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public, which is difficult to predict. Each film and television program is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. Generally, the popularity of our programs depends on many factors, including the critical acclaim they receive, the actors and other key talent, their genre and their specific subject matter. The commercial success of our programs also depends upon the quality and acceptance of programs that our competitors release into the marketplace, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other factors, many of which we do not control and all of which may change. We cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition. Some or all of our proprietary film and television programs may not be commercially successful, resulting in the Company’s failure to realize its anticipated profits or recover its investment.

Competition   Although we are an independent distributor and producer, we compete with major U.S. and international studios. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels that can provide both means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their film and television operations. In addition, the major studios have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production. The resources of the major studios may also give them an advantage in acquiring other businesses or assets, including film libraries, that we might also be interested in acquiring. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

International Operations   We distribute our film and television programming outside the United States and Canada through third party licensees and derive revenues from these sources. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include: changes in local regulatory requirements (including restrictions on content), changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes), differing degrees of protection for intellectual property, instability of foreign economies and governments, cultural barriers, and wars and acts of terrorism. Any of these factors could have a material adverse effect on our business, results of operations or financial condition.

Government Incentive Programs   We currently finance a portion of our production budgets through Canadian government agencies and incentive programs, including federal and provincial tax credits, as well as through similar international arrangements in the case of our international co-productions.  We will continue to qualify for these tax credits if, among other things, Canadians beneficially own or control a majority of the voting rights of Peace Arch. If Canadians fail to beneficially own or control a majority of our voting rights at any time, we could lose such tax incentives and the costs of our productions would increase substantially. Canadian law requires Canadian conventional, specialty, pay and pay-per-view television services to devote a certain amount of their programming schedules, including prime time, to Canadian productions. If we fail to qualify as a Canadian producer, it would be more difficult to obtain time slots in Canada for our programming, a "slot" being a broadcast time period for a program. We believe we will continue to qualify as a Canadian producer for this purpose as long as, among other things, Canadians beneficially own or control a majority of our voting rights. These incentive programs, including federal and provincial tax credit programs, may be amended or eliminated in the future, which could result in a material increase in the effective cost of our productions. The loss or elimination of these tax and business incentives would have a material adverse effect on our results of operations and financial condition.

Intellectual Property Rights   Our ability to compete depends, in part, upon successful protection of our intellectual property. We do not have the financial resources to protect our rights to the same extent as major studios. We attempt to protect proprietary and intellectual property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries. We also distribute our products in other countries in which there is no copyright and trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our productions or certain portions or applications of our intended productions, which could have a material adverse effect on our business, results of operations or financial condition.

Litigation may also be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on our business, results of operations or financial condition. We cannot assure you that infringement or invalidity claims will not materially adversely affect our business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could have a material adverse effect on our business, results of operations or financial condition.

Piracy   Motion picture piracy is extensive in many parts of the world, including South America, Asia, the countries of the former Soviet Union and other former Eastern bloc countries. Additionally, as motion pictures begin to be digitally distributed using emerging technologies such as the internet and online services, piracy could become more prevalent, including in the U.S., because digital formats are easier to copy. As a result, users can download and distribute unauthorized copies of copyrighted motion pictures over the internet. In addition, there could be increased use of devices capable of making unauthorized copies of motion pictures. As long as pirated content is available to download digitally, many consumers may choose to download such pirated motion pictures rather than pay for motion pictures. Piracy of our films may adversely impact the gross receipts received from the exploitation of these films, which could have a material adverse effect on our business, results of operations or financial condition.

Liability Claims for Media Content   As a distributor of media content, we may face potential liability for:  defamation, invasion of privacy, copyright or trademark infringement, and other claims based on the nature and content of the materials distributed.  These types of claims have been brought, sometimes successfully, against producers and distributors of media content.  Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse affect on our business, results of operations and financial condition.

ITEM 5.

DIVIDENDS

We have not declared or paid dividends on our Common Shares.

During the year, the Company recorded dividends of $308,000 (2005 - $22,000) in respect of the Series I Preference Shares and the Series II Preference Shares determined as 10% of the outstanding Series I and Series II Preferred Shares’ face value of US$3,330,965 (2005 – US$2,000,000).

The Preference Shares shall be entitled to priority over the Common Shares and over any other shares of Peace Arch ranking junior to the Preference Shares with respect to the payment of dividends (and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Peace Arch, whether voluntary or involuntary, or any other distribution of the assets of Peace Arch among its shareholders for the purpose of winding up its affairs. The Preference Shares of any series shall be given such other preferences and rights over the Common Shares and over any other shares ranking junior to the Preference Shares as may be determined in the case of such series of Preference Shares. No rights, privileges, restrictions or conditions attached to a series of Preference Shares shall confer upon a series a priority over any other series of Preference Shares in respect of dividends or return of capital in the event of the liquidation, dissolution or winding-up of Peace Arch).  Each preference share carries a 10% cumulative annual dividend.

Subject to any preferences and rights of the holders of the Preference Shares (including without limitation any preferences or rights attached to any existing or future series of Preference Shares) and any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends, and we shall pay dividends thereon, as and when declared by our board of directors in such amount and in such form as our board of directors may from time to time determine, and all dividends which our board of directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

ITEM 6.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of PAE consists of an unlimited number of Common Shares and an unlimited number of Preference Shares without nominal or par value.  As of August 31, 2006, there are 31,308,665 Common Shares of which 343,689 Common Shares are in escrow, 1,769,000 common share purchase warrants, 4,347,825 Series I Preference Shares, 2,661,929 Series II Preference Shares and 1,685,896 Series II Preference Share warrants issued and outstanding as well as 6,217,466 Common Shares reserved for issuance pursuant to the current stock option plan of which 441,333 stock options were exercised prior to August 31, 2006 leaving 5,776,133 Common Shares reserved for issuance pursuant to the current stock option plan.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and Preference Shares.

Common Shares

The holders of Common Shares are entitled to one vote per share at meetings of shareholders of PAE and, upon liquidation, subject to the rights of the holders of shares ranking prior to the Common Shares, to receive the remaining assets of PAE.  All of the issued and outstanding Common Shares are fully paid and non-assessable.

Preference Shares

The Preference Shares of PAE are issuable in series.  Each series of Preference Shares ranks equally with every other series of preference shares with respect to priority over the Common Shares in the payment of dividends and the distribution of assets in the event of liquidation of PAE.  Except as required by law or as otherwise provided in the case of any series of preference shares, the holders of the preference shares are entitled to receive notice of and to attend any meeting of the shareholder of PAE and to vote at any such meeting.  Each Preference Share is entitled to one vote per share at meetings of shareholders of PAE.

ITEM 7.

MARKET FOR SECURITIES

PAE’s Common Shares without par value are listed and posted for trading on The Toronto Stock Exchange under the symbol “PAE” and The American Stock Exchange under the symbol “PAE”.  The following table summarizes the high and low prices and trading volume for the Common Shares on the Toronto Stock Exchange since August 31, 2005.

	High	Low	Trading Volume
	$	$
2005
September	0.69	0.56	75,780
October	0.60	0.42	84,586
November	0.58	0.40	152,300
December	0.47	0.34	84,450
2006
January	0.65	0.40	208,420
February	0.70	0.58	87,827
March	0.78	0.41	262,014
April	1.14	0.71	238,557
May	1.78	0.90	373,529
June	1.99	1.25	134,955
July	1.60	1.15	657,272
August	1.35	0.95	129,947

ITEM 8.

DIRECTORS AND OFFICERS

DIRECTORS AND OFFICERS

The following table sets out, as of November 27, 2006, the names of our Directors and/or Executive Officers.  The Directors have served in their respective capacities since their election or appointment on the date stated in the table and will serve until the next Annual General Meeting or until a successor is elected or appointed, unless the office is vacated in accordance with our Articles.  The Executive Officers are appointed by the Directors and serve until the earlier of their resignation or removal with or without cause by the Directors.  As an Ontario corporation, we are required by Ontario corporate laws to include on our board of directors a majority of persons ordinarily resident in Canada.   All of our Directors and Officers are Canadians. With the exception of Juliet Jones who resides in British Columbia, all of our Directors and Officers reside in the Province of Ontario.

Name and Municipality of Residence	Office	Principal Occupation within the Five Preceding Years	No. of Shares Beneficially owned, directly or indirectly, or over which control or direction is exercised at the date of this Information Circular		Director Since
			Common Shares	Preferred Shares
Gary Howsam Toronto, Ontario (see (a) below)	Chief Executive Office, Director	CEO of Peace Arch Entertainment Group Inc. since December 20, 2002; previously president of Greenlight Film and Television Inc. from 1997- December 20, 2002.	6,833,333(5)	-	January 20, 2003
Richard K. Watson(2) (4) Toronto, Ontario (see (b) below)	Director, Secretary	Self Employed Lawyer	1,250,000	-	January 20, 2003
Juliet Jones (1) (2) (3) Vancouver, B.C. (see (c) below)	Director	Currently CFO of Webtech Wireless Inc. Previously CFO of Peace Arch Entertainment from January 2003-September 2003; President & CEO from December 2001-January 2003; CFO from 1996-March 2001.	17,391	-	February 22, 2001
Nelson Thall(1)(3) Toronto, Ontario (see (d) below)	Director	Media Scientist, Independent Contractor	-	-	January 20, 2003
Robert Essery (1) (2) Toronto, Ontario (see (e) below)	Director	President of the REO group of companies since 1992.	-	-	February 10, 2005
Mara Di Pasquale Toronto, Ontario (see (f) below)	Chief Financial Officer	Currently CFO of Peace Arch Entertainment Group Inc. and CFO and COO of Peace Arch Entertainment Inc. from 2003-2006. Former VP, Finance-Entertainment of Gullane Entertainment PLC and former CFO & COO of Catalyst Entertainment Inc. from 2000- 2003, former Sr. VP, Finance for Lions Gate Film Inc. and predecessor companies from 1988-2000.	-	-	February 11, 2004
Drew Craig (3) Toronto, Ontario (see (g) below)	Director, Chairman of the Board	Media and Telecommunications Investor, CEO of Craig Media (2000-2005)	198,660	3,695,652	July 29, 2005

(1)

Member of Audit Committee

(2)

Member of Executive/Corporate Governance Committee

(3)

Member of the Compensation Committee

(4)

Member of the Greenlight Committee

(5)

Held by CPC Communications Inc., an Ontario company which is controlled by the family of Gary Howsam, a director and officer of the Company.

(a)

Gary Howsam was appointed as a Director on January 20, 2003 and as our Chief Executive Officer (“CEO”) effective December 20, 2002.  Mr. Howsam’s responsibilities include our daily affairs, which include all strategic planning, operations management and budgeting, corporate finance, recruitment, training and management of all employees.  Mr. Howsam has more than 20 years of executive level experience in the Canadian motion picture industry.

(b)

Richard Watson was appointed as a Director on January 20, 2003.  Mr. Watson has practiced corporate commercial law in Toronto for over 25 years.  During that time, he has been legal counsel for a wide variety of Canadian public and private companies.  Mr. Watson has over 20 years of business and advisory experience in the Canadian film industry, working with writers, directors and production companies and has had significant involvement with the financing of Canadian feature films.

(c)

Juliet Jones has been on the Board of Directors since February 22, 2001 and is a member of the Audit, Corporate Governance and the Compensation Committee.  Ms. Jones is currently the Chief Financial Officer of Webtech Wireless Inc., a TSX Venture listed company.  Ms. Jones was the former Chief Financial Officer and prior to that was the Chief Executive Officer of the Company.

(d)

Nelson S. Thall was appointed as a Director on January 20, 2003 and has an extensive communications consulting career, including serving as a director of McLuhan Institute, Stan Lee Media Inc. and a former board member of Torstar Corp. and Imark Corp.  Mr. Thall also has served in the North American entertainment industry as an independent producer, a manager of talent and an advisor to such companies as Stan Lee Media Inc.  Mr. Thall is a well-known media critic and social commentator in North America.  He studied media science under Marshall McLuhan at the Center of Culture and Technology in Toronto.

(e)

Robert Essery was appointed as a Director on February 10, 2005 and is currently President of the REO group of companies since 1992.

(f)

Mara Di Pasquale was appointed as our Chief Financial Officer on September 29, 2003 and as a Director on February 11, 2004.  She was also the Chief Operating Officer from September 29, 2003 until August 31, 2006.  She has an extensive career, including acting as Vice President of Finance – Entertainment for Gullane Entertainment PLC, Chief Financial Officer and Chief Operating Officer for Catalyst Entertainment Inc. as well as Senior Vice President of Finance for Lions Gate Films Inc.  Ms. Di Pasquale is a Chartered Accountant and studied at McGill University in Montreal where she received her Graduate Diploma in Public Accountancy and at Carleton University in Ottawa where she received an Honours Bachelor of Commerce degree.

(g)

Drew Craig was appointed as a Director and Chairman of the Board on July 29, 2005, and became a member of the Compensation Committee in September 2005. Mr. Craig has been involved in the media and telecommunications industry for over 25 years.   He started his career at Craig Media a family broadcast company founded by his grandfather. Initially working in the area of television programming and production Mr. Craig assumed various management roles eventually becoming President and CEO of Craig Media until it was sold in December 2004. Under his leadership the company grew dramatically from a single small television station to a group of stations that had a 60% reach of Canada. With the launch of four major market independent television channels Craig Media became the countries largest privately held television company. Mr. Craig also launched three national specialty cable channels MTV, MTV2 and TV Land under a joint venture arrangement with Viacom. Currently Mr. Craig is principal of Craig Wireless Systems a company operating and deploying wireless broadband networks in Canada, the USA and Europe using WiMax technology.

There are no arrangements or understandings between any shareholders, customers, suppliers, or others, pursuant to which any of our Directors or Executive Officers are selected as a Director or Executive Officer.

There are no family relationships between any two or more Directors or Executive Officers.  There are no material arrangements or understandings between any two or more Directors or Executive Officers.

Committees of the Board of Directors

During fiscal 2006 we had four committees, three of which were constituted with a majority of independent directors.  They are as follows:

Audit Committee

The Audit Committee Charter

CHARTER OF THE AUDIT COMMITTEE

Of the

BOARD OF DIRECTORS

Of

PEACE ARCH ENTERTAINMENT GROUP INC.

1.

Purpose; Limitations on Duties.  The purpose of the Audit Committee (the “Committee”) of Peace Arch Entertainment Group Inc. (the “Company”) is to oversee the accounting and financial reporting processes and audits of the financial statements of the Company, including the independent auditors’ qualifications and independence and the performance of the Company’s independent auditors, and to review the annual report if the Company required by applicable Toronto Stock Exchange (“TSX”) and the applicable Canadian securities commissions (“CSC”) and the Securities and Exchange Commission (“SEC”) disclosure rules.  The Committee will also assist the Board in its oversight of the integrity of the Company’s financial statements and the Company’s compliance with legal and regulatory requirements.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principals (“GAAP”) and applicable rules and regulations.  These are the responsibilities of management and the independent auditors.

2.

Membership; Appointment; Financial Expert.  The Committee will consist of three or more directors of the Company’s Board.  All members of the Committee must be directors who meet the literacy requirements and the independence requirements of applicable law and the rules of the TSX, CSC, SEC, and the American Stock Exchange (“AMEX”) in effect from time to time.  The members of the Committee will be appointed by and serve at the discretion of the Board.  The Board will appoint the Chairperson of the Committee.  To the extent practicable, at least one member of the Committee shall qualify as an “audit committee financial expert,” as defined in Section 407 of the Sarbanes-Oxley Act of 2002 in effect.  The Company will disclose in Form 52-102F2 (Annual Information Form) whether or not it has at least one member who is an audit committee financial expert. In any event the Committee must include at least one member who is

“financially sophisticated,” in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s to the extent practicable, at least one member of the Committee shall qualify as an “audit committee financial expert,” as defined in the Multilateral Instrument 52-110 in effect.  Financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.  The Ontario Securities Commission’s proposed rules on the conduct of the Committee require that each member of the Committee be financially literate which generally means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.

Specified Responsibilities and Duties.  The Board delegates to the Committee the express authority to:

3.1.

Independent Auditors.

a)

Selection; Fees.  Be solely and directly responsible for recommending to the shareholders the appointment and retention of the independent auditors and, where appropriate, the termination of the independent auditors.  Be solely and directly responsible for the terms of hiring, compensation, evaluation and oversight of the work of the independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose  of preparing or issuing an audit report or performing other audit, review or attest services for the Company.  Such independent auditors shall report directly to and be ultimately accountable to the Committee.  The Committee has the ultimate authority to approve all audit engagements to be borne by the Company.

b)

Audit Plan.  Discuss with the independent auditors the overall scope and plan for the audit.  Review, evaluate and approve the annual engagement proposal of the independent auditors.

c)

Pre-Approval of Audit and Non-Audit Services.  Pre-approve all audit services and all non-audit services permitted to be performed by the independent auditors.  The authority to pre-approve non-audit services may be delegated by the Committee to one or more of its members, but such member’s or members’ non-audit service approval decisions must be reported to the full Committee at the next regularly scheduled Committee meeting.

d)

Auditor Independence.

i)

Obtain Written Statement.  At least annually, obtain and review a formal written statement from the independent auditors delineating all relationships between the independent auditors and the Company.

ii)

Engage in Active Dialogue.  Actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and take, or recommend that the Board take appropriate action to oversee the independence of the outside auditors.

e)

Review Problems.  Review with the independent auditors any audit problems or difficulties the independent auditors may have encountered in the course of its audit work, and management’s responses, including:  (i) any restrictions on the scope of activities or access to requested information; and (ii) any significant disagreements with management.

f)

Related Party Transactions.  On an ongoing basis, review all proposed related-party transactions for potential conflict of interest situations and approve (or not approve) such proposals in the Committee’s discretion (“related-party transactions” refers to transactions that would be required to be disclosed pursuant to Canadian rules and regulations such as section 3840 of the Canadian Institute of Chartered Accountants Handbook and applicable SEC rules and regulations such as Regulation S-K, Item 404.

3.2

Financial Reporting.

a)

Annual Financials.  Review and discuss with management and the independent auditors the Company’s annual audited financial statements, (including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), prior to the public release of such information.  Discuss with the independent auditors the results of the annual audit, the matters required to be communicated by the independent auditors under professional standards and any other matters the Committee deems appropriate.  Obtain from the independent auditors assurance that the audit was conducted in accordance with auditing standards generally accepted in Canada and applicable securities law.

b)

Quarterly Financials.  Review and discuss with management the Company’s quarterly financial statements (including the Company disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), and other matters that the Committee deems material prior to the public release of such information.

c)

Accounting Principles.  Review with management and the independent auditors material accounting principles applied in financial reporting, including any material changes from principles followed in prior years and prior quarters and any items required to be communicated by the independent auditors.

d)

Judgments.  Discuss with management and the independent auditors and obtain reports or other analysis, where deemed appropriate by the Committee, on significant financial reporting issues, estimates and judgments made in connection with the preparation of the Company’s financial statements.

3.3

Financial Reporting Processes.

a)

Internal and External Controls.  In consultation with the independent auditors and the Company’s financial and accounting personnel, within the scope of the audit and with respect to financial reporting, review the integrity, adequacy and effectiveness of the Company’s control environment, and the adequacy and effectiveness of the Company’s accounting and financial controls, both internal and external, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.

b)

Reports from independent auditors.  Obtain and review timely reports from the independent auditors regarding:

i)

All critical accounting policies and practices to be used by the Company;

ii)

All alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and

iii)

All other material written communications between the independent auditors and management, including any management letter or schedule of unadjusted differences.

3.4

Legal and Regulatory Compliance.

a)

Annual Report.   Prepare the annual report included in the Company’s proxy statement as required by applicable Canadian securities legislation.

b)

Reports from Others.  Obtain such reports from management, auditors, the general counsel, tax advisors or any regulatory agency as the Committee deems necessary regarding regulatory compliance, transactions with affiliates, and other legal matters that may have a material effect on the Company’s financial statements and the consideration of those matters in preparing the financial statements.

c)

Code of Conduct; Waivers.  Approve and monitor the Company’s compliance with a code of conduct or ethics as required by applicable law or exchange listing standards and covering the conduct and ethical behavior of directors, officers and employees, and approve in advance any amendments to it or waivers of it for directors, executive officers and senior financial officers.

d)

Complaints.  Establish procedures for:

i)

The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

ii)

The confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

3.5

Annual Evaluation of Charter.

(a) Review and Publication of Charter.  Review and reassess the adequacy of this Charter at least annually and recommend any proposed changes to the Board, as appropriate, and publish this Charter as required by applicable law.

4.

Reports to Board; Meetings, Minutes.

4.1

Executive Sessions.  The Committee shall meet with each of the independent auditors and management in separate executive sessions regularly (with such frequency as it determines) to discuss any matters that the Committee or these groups believe should be discussed privately.

4.2

Other Meetings.  Other meetings will be held with such frequency, and at such times, as its Chairperson, or a majority of the Committee determines, but the Committee shall meet at least quarterly.  Special meetings of the Committee may be called by the Chairperson and will be called promptly upon the request of any two Committee members.  Unless the Committee or the Board adopts other procedures, the provisions of the Company’s Articles applicable to meetings of Board committees will govern meetings of the Committee.

4.3

Minutes.  Minutes of each meeting will be kept and executed copies delivered to the Company’s records and registered office, being the Toronto office location.

5.

 Advisors and Counsel; Reliance; Investigations; Cooperation.

5.1

Retention of Advisors and Counsel.  The Committee has the power, in its sole discretion, to obtain advice and assistance from, and to retain at the Company’s expense, such independent or outside legal counsel, accounting or other advisors and experts as it determines necessary or appropriate funding, determined by it, from the Company.

5.2

Administrative Expenses.  The Committee may determine the level and cost of ordinary administrative expenses necessary or appropriate in carrying out its duties, with such costs to be borne by the Company.

5.3

Reliance Permitted.  The Committee will act in reliance on management, the Company’s independent auditors, advisors and experts, as it deems necessary or appropriate.

5.4

Investigations.  The Committee has the power, in its discretion, to conduct any investigation it deems necessary or appropriate to enable it to carry out its duties.

5.5

Required Participation of Employees.  The Committee shall have unrestricted access to the Company’s employees, independent auditors, internal and outside counsel, and may require any employee of the Company or representative of the Company’s outside counsel or independent auditors to attend meetings of the Committee or to meet with any members of the Committee or representative of the Committee’s counsel, advisors, or experts.

6.

Rules and Procedures.  Except as expressly set forth in this Charter or the Company’s Articles, or as otherwise provided by law or the rules of TSX and AMEX, the Committee shall establish its own rules and procedures.

Composition of the Audit Committee

The Audit Committee for the year ended August 31, 2006, was composed of: Juliet Jones, Robert Essery and Nelson Thall.  All of which are independent and financially literate as per MI 52-110 requirements that the Audit Committee be composed of a minimum of three members, every member be a director of the Company, every member must be “independent” and “financially literate” (both as defined in MI 52-110).  They met 7 times in the last fiscal year.

Relevant Education and Experience

Juliet Jones – a Certified General Accountant, is currently the Chief Financial Officer of Webtech Wireless Inc., a TSX Venture listed company.  Previously Ms. Jones served in various roles for Peace Arch Entertainment Group Inc. including Chief Financial Officer from 1996 to March 2001 and again from January 2003 to September 2003.  Ms. Jones previously served as a member of the Board of the Vancouver Chapter of Certified General Accountants and served as the chair of the professional development committee.

She has 21 years of accounting experience, 16 years of which were in senior financial roles with public companies.  Ms. Jones has 16 years of experience in the film and television industry.  She has a solid understanding of generally accepted accounting principles and accounting issues specific to the film and television industry, providing her with the ability to assess the application of such accounting principles to accruals, estimates and reserves.  Ms. Jones has prepared and supervised the preparation of financial statements with comparable complexity to the issuer’s financial statements, and as past Chief Financial Officer of the issuer until June 20, 2003, has prepared previous financial statements for the issuer.  Ms. Jones also has hands on experience with managing internal controls and is active in following new accounting pronouncements with respect to the management and compliance with internal control requirements.  Ms. Jones continues to stay current on new accounting and securities developments.

Nelson Thall – was formerly employed with Laventhol & Horwath, Accountants and Clarkson, Gordon as an accountant in training. He was a member of the Audit Committee and is currently a Director of Stan Lee Media Inc., and formerly a director of Imark Corp., and Torstar Corporation.   Mr. Thall studied Intermediate and Advanced Accounting at York University and has also in his career prepared financial statements for a number of corporations associated with public companies.

Robert Essery – Robert Essery has been in business for over 25 years operating a range of private and public sector companies.  As a business manager he has dealt with financial statements and financial reporting to institutions and shareholders. He is currently President of the REO group of companies since 1992.

Reliance on Certain Exemptions

At no time since the commencement of the most recently completed financial year has the Company relied on any of the following exemptions:

a)

The exemption in section 2.4 (De Minimis Non-audit Services)

b)

The exemption in section 3.2 (Initial Public Offerings)

c)

The exemption in section 3.4 (Events Outside Control of Member)

d)

The exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member), or

e)

An exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions)

External Auditor Service Fees (By Category)

a)

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers in each of the last two fiscal years for audit services were $322,240 for the year ended August 31, 2006 and $175,973 for the year ended August 31, 2005.

b)

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by PricewaterhouseCoopers that are reasonably related to the performance of the audit or the review of the Company’s financial statements and are not reported in clause (a) above were $97,268 for the year ended August 31, 2006, and $96,033 for the year ended August 31, 2005.

c)

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by PricewaterhouseCoopers for tax compliance, tax advice, and tax planning and are not reported in clause (a) above were $98,600 for the year ended August 31, 2006, and $41,892 for the year ended August 31, 2005.

d)

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by PricewaterhouseCoopers, other than the services reported under clauses (a), (b), and (c) above were $nil for the year ended August 31, 2006, and $14,925 for the year ended August 31, 2005 for out of pocket disbursements.

Compensation Committee:  The Compensation Committee for the year ended August 31, 2006 was comprised of Nelson Thall, Juliet Jones and Drew Craig.  It is the responsibility of the Compensation Committee to administer the compensation policies related to our executive management.  They met 4 times in the last fiscal year.

Executive/Corporate Governance Committee:  The Executive/Corporate Governance Committee for the year ended August 31, 2006 was comprised of Juliet Jones, Richard Watson and Robert Essery who are responsible for ensuring that we adhere to the corporate governance policies of the securities regulatory authorities.  They make recommendations with respect to the composition of the board of directors.  As well, the Committee, working independent of management, reviews strategic proposals including potential mergers, acquisitions and financing scenarios.  They meet intermittently.

Green-Light Committee:  The Green-Light Committee for fiscal year ended August 31, 2006 was comprised of John Flock, Richard Watson, and Jeff Sagansky (Mr. Sagansky is an advisor to the Board).  The Green-Light Committee is responsible for reviewing all projects, ensuring that they are fully funded and ultimately giving authority for them to proceed into production.  They meet intermittently.

The directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 8,299,384 Common Shares representing approximately 26.5% of the outstanding Common Shares and 3,695,652 Preferred Shares representing approximately 52.7% of outstanding Preferred Shares of the Company.

ITEM 9.

ESCROWED SECURITIES

Escrowed Securities
Designation of Class	Number of Securities held in Escrow	Percentage of Class
Common(1)	343,689	1.1%

(1)

The escrow agent is Richard Watson in Trust, release pursuant to conversion rights as per an agreement by December 31, 2005.

ITEM 10.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

On December 30, 2005, Drew Craig, a director and Chairman of the Board, exercised 871,794 Series II Preference Share warrants at a price of US$0.50 per share.  On April 24, 2006 Mr. Craig exercised 250,000 Series II Preference Share warrants at a price of US$0.50 per share and on May 25, 2006, he exercised the remainder of his warrants of 726,032 Series II Preference Share warrants at a price of US$0.50 per share.   The total amount of Series II Preference Share warrants exercised by Mr. Craig for fiscal 2006 was 1,847,826 giving him a total of 1,847,826 Series II Preferred Shares.

In connection with the acquisition of kaBOOM! Entertainment Inc. that took place on January 23, 2006, a 4% standby fee was payable to the Secured Creditors that signed Letters of Credit to aid in the financing of the acquisition.  Drew Craig, one of the secured creditors as well as a director and Chairman of the Board, signed a Letter of Credit for $900,638.00 and received 82,649 common shares on April 24, 2006 as payment of the 4% standby fee.

On April 28, 2006, Drew Craig received 116,011 common shares worth CAD$63,203.09 for his dividend entitlement on his preference shares accrued from July 29, 2006 to February 28, 2006.  On June 19, 2006 Mr. Craig received a cash payment for US$33,600.88 for his dividend entitlement accrued from March 1, 2006 to May 31, 2006.  On October 24, 2006 Mr. Craig received 49,920 common shares worth CAD$49,420.54 for his dividend entitlement on his preference shares accrued from June 1, 2006 to August 31, 2006.

ITEM 11.

TRANSFER AGENT AND REGISTRAR

The Registrar and Transfer Agent for the Common Shares of the Company is CIBC Mellon Trust Company, 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6.

ITEM 12.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Company’s consolidated financial statements and MD&A for its 2006 fiscal year.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Peace Arch Entertainment Group Inc.’s securities, options to purchase securities and interests of insiders in material transaction, where applicable, is contained in the Information Circular.

Additional financial information is provided in the Company’s consolidated financial statements for its 2006 fiscal year.

The Company, upon request to the secretary of the Company at 407-124 Merton Street, Toronto, Ontario, M4S 2Z2, will provide to any person or company one copy of this Annual Information Form, together with one copy of the consolidated financial statements and of any interim financial statements, one copy of the information circular or any filing prepared instead of that information circular provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security-holder of the Company.